UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):[ ]Form 10-KSB[ ]Form 20-F[X]Form 10-QSB[ ]Form N-SAR[ ]Form N-
CSR

       For Period Ended: December 31, 2005
	[ ] Transition Report on Form 10-K
	[ ] Transition Report on Form 20-F
	[ ] Transition Report on Form 11-K
	[ ] Transition Report on Form 10-Q
	[ ] Transition Report on Form N-SAR
	For the Transition Period Ended: ______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I ? REGISTRANT INFORMATION
BOL BANCSHARES, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

300 ST. CHARLES AVENUE
Address of Principal Executive Office (Street and Number)

NEW ORLEANS, LA  70130
City, State and Zip Code

PART II ? RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described is reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]
(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, form 11-K Form NSAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
following the prescribed due date; and
(c)	The accountant?s statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.



PART III ? NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Management was unable to complete the preparation of the Company?s 10KSB and the review by the Company?s independent auditors and the certifying officers has been delayed. As a result of this, the Company is unable to file its 10QSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV ? OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to
       this notification

    Peggy L. Schaefer		504				889-9466
		(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer if no, identify report(s).
	Yes [X]	No [ ]


(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes [ ]	No [X]

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________
       BOL BANCSHARES, INC.
       _____________________________________________________________________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 13, 2006   		   By:
						   /s/ Peggy L. Schaefer
						    Peggy L. Schaefer
						    Treasurer